UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No.  2)

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ITEX CORPORATION
(Name of Registrant as Specified In Its Charter)

PAGIDIPATI FAMILY, LP

MPIC FUND I, LP

MPIC CANADIAN LP

CORNER MARKET CAPITAL MANAGEMENT, INC.

CORNER MARKET CAPITAL U.S., INC.

CORNER MARKET CAPITAL CORP.

SANJEEV PARSAD

ALNESH MOHAN

DAVID POLONITZA
RAHUL PAGIDIPATI

SIDD PAGIDIPATI

WAYNE P. JONES

RICHARD POLONITZA

GRETA POLONITZA

G. ANDREW COOKE

DR. DEVAIAH PAGIDIPATI

DR. RUDRAMA PAGIDIPATI

KIRK ANDERSON

PAUL W. KIM

(Name Of Person(S) Filing Proxy Statement, If Other Than The Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

THE COMMITTEE TO ENHANCE ITEX

__________, 2010

Dear Fellow Stockholder:

The members of The Committee to Enhance ITEX (the “Committee” or “we”) own an aggregate of 477,871 shares of common stock of the ITEX Corporation (“ITEX”), representing approximately 13.2% of the outstanding common stock of the Company.  The Committee to Enhance ITEX believes the current Board of Directors of ITEX has not acted in your best interests, as discussed in further detail in the attached Proxy Statement.  Shareholders who own the Common Stock as of the close of business on October 19, 2010 ("Record Date") will be entitled to vote at the annual meeting of stockholders scheduled to be held at the Embassy Suites, 3225 158th Avenue S.E., Bellevue, WA  98008 on Friday, December 10, 2010, beginning at 10:00 a.m. local time (the “Annual Meeting”).  We therefore seek your support at the Annual Meeting for the following:

1.       To elect the Committee’s slate of three director nominees (the “Nominees”) to the Board of Directors of ITEX (the “Board”)  in opposition to three of ITEX’s incumbent directors whose terms expire at the Annual Meeting; and

2.       To consider and vote on a proposal to ratify the selection of Ehrhardt Keefe Steiner & Hottman PC as the independent registered public accounting firm of ITEX and its subsidiaries for the year ending July 31, 2011.

The Committee to Enhance ITEX and the Nominees are soliciting proxies from shareholders to elect three (3) directors to the Board, in opposition to the directors nominated for election by ITEX.  The Committee to Enhance ITEX and the Nominees are soliciting your proxy in support of the election of Dr. Wayne P. Jones, Alnesh Mohan, and Sidd Pagidipati to ITEX’s Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about [______], 2010.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

Your vote is important, no matter how many or how few shares you hold.  If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares, and only after receipt of your specific instructions.  Accordingly, please return the GOLD proxy card in the envelope provided by your bank or broker or contact the person responsible for your account and give instructions for such shares to be voted for the Nominees.  Every shareholder should be aware that if such shareholder’s shares are held through a bank, brokerage firm or other nominee, they will not be able to change their vote at the Annual Meeting, unless they obtain a legal proxy from the bank, brokerage firm or other nominee.  Since this is a contested election for directors, there will be broker non-votes.  Broker non-votes occur when a bank or brokerage firm holding shares on behalf of a shareholder does not receive voting instructions from the shareholder by a specified date before the Annual Meeting and the bank or brokerage firm is not permitted to vote those undirected shares on specified matters under applicable stock exchange rules.  Thus, if you do not give your broker specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval.

If your shares are registered in more than one name, the GOLD proxy card should be signed and dated by all such persons to ensure that all shares are voted for the Nominees.

Holders of record of shares of Common Stock on the Record Date are urged to submit a proxy, even if such shares have been sold after that date.  The number of shares of Common Stock outstanding as of the Record Date is disclosed in ITEX’s proxy statement.  Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

65 Locust Avenue, Third Floor,

New Canaan, CT 06840

Banks and Brokers call collect (203) 972-9300

Shareholders call toll free (877) 972-0090

enhanceitex@investor-com.com

The solicitation is being made by The Committee to Enhance ITEX and the Nominees and not on behalf of the Board of ITEX.

YOU MAY HAVE ALREADY RECEIVED, OR WILL SOON RECEIVE, A PROXY CARD FROM THE COMPANY.  PLEASE RETURN ONLY THE ENCLOSED GOLD PROXY CARD AND DO NOT RETURN ANY COMPANY PROXY CARD UNDER ANY CIRCUMSTANCES.  IF YOU RETURN BOTH PROXY CARDS THERE IS A DANGER THAT YOUR SHARES WILL NOT BE VOTED AS YOU DESIRE BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at

www.icommaterials.com/enhanceitex

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	1

BACKGROUND OF THE SOLICITATION	2

REASONS FOR THE SOLICITATION	6

ELECTION OF NOMINEES	12

INFORMATION ABOUT THE NOMINEES	13

SHARE OWNERSHIP OF NOMINEES	16

WHO CAN VOTE AT THE ANNUAL MEETING	17

HOW TO VOTE BY PROXY	17

VOTING AND PROXY PROCEDURES	19

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES	20

AUDITORS	20

SOLICITATION OF PROXIES; EXPENSES	20

CERTAIN INFORMATION REGARDING THE COMMITTEE TO ENHANCE ITEX	21

OTHER MATTERS	24

ADDITIONAL INFORMATION	25

YOUR VOTE IS IMPORTANT	26

PLEASE CALL IF YOU HAVE QUESTIONS	27

ANNEX A - INFORMATION ABOUT THE "PARTICIPANTS IN THE SOLICITATION"	A-1

LETTER TO SHAREHOLDERS

Dear ITEX Shareholder,

The Committee to Enhance ITEX is the largest outside shareholder group of the ITEX Corporation (“ITEX”), holding approximately 13.2% of shares outstanding.  Over the past year we have attempted to have a dialogue with the current board to address the following issues, but have been met with continued resistance:

•         Ill-advised capital allocation decisions by overpaying millions of dollars for acquisitions

•         Failure to organically grow the franchise business

•         Increases in corporate overhead by $2 million annually, significantly surpassing corresponding increases in non-franchisee related revenues

•         The identification of a material weakness in ITEX’s internal controls

•         Lack of true independence of ITEX’s board

Due to the current board’s inability to address these concerns, we are nominating three highly qualified independent directors who have expert knowledge and experience specifically in the fields of franchise organizations, accounting, and technology (the “Nominees”). We feel that these nominees, based upon their experience and expertise, will be able to address the above issues and therefore create value for all ITEX shareholders.

Our Plan to Enhance Shareholder Value at ITEX

We believe that ITEX is the leader in the barter industry and the business can be revitalized with the help of our highly qualified director nominees.  If elected at the 2010 Annual Meeting of Shareholders, the nominees would endeavor to work to address the concerns discussed above.  An outline of the initiatives that our nominees would seek to implement is as follows:

•         Return over $5 million in cash to shareholders during calendar 2011 starting with a $1.00 per share special dividend

•         List ITEX’s stock on the NASDAQ Capital Market

•         Hire a full-time CFO to improve ITEX’s accounting practices

•         Expand ITEX’s Board of Directors to five members

•         End an ineffective acquisition strategy – organic growth will be the focus

•         Refocus the company on franchise-related initiatives

•         Actively recruit entrepreneurs with the proper fit to join ITEX’s franchises brokers

Our website, www.enhanceitex.com, will be the primary channel over which we will impart information on vital matters.  We encourage shareholders to visit our website regularly and to share their thoughts with us about the ITEX Corporation. We appreciate your vote in this year’s election.

Sincerely yours,

David Polonitza

The Committee to Enhance ITEX

BACKGROUND OF THE SOLICITATION

On June 4, 2004, Mr. David Polonitza first contacted ITEX Corp. through Alan Zimmelman, ITEX Corporation’s Investor Relations contact.

Mr. Polonitza continued to remain in contact with Alan Zimmelman to discuss general ITEX Corporation information in 2004, 2005 and 2006.

On February 7, 2007, Mr. Polonitza sent a letter to ITEX’s board agreeing with their past decisions to sell their Company-operated locations and to suggest that the company examine returning capital to shareholders as there are few capital requirements to run the business and a lack of acquisition candidates, especially when compared to the valuation of ITEX’s shares at the time.

On July 30, 2007, ITEX Corp. announced a $3.15 million acquisition of more than 2,000 members of the Intagio Trading Network, which added newly acquired corporate-owned and operated offices to ITEX’s franchisee-based Broker Network.

On October 5, 2007, after a conversation with Alan Zimmelman, Mr. David Polonitza sent an email to Steve White, that the Company should explore expanding its board with independent directors to better attract new shareholders, and additionally the Company had too few members on the Audit Committee to be in compliance with Nasdaq Marketplace Rule 4350(d) (2) (A) which requires that the Company's Audit Committee be comprised of at least three members, each of whom are independent. Mr. Polonitza stated that he had no desire to add a member to ITEX’s board in an attempt to change the direction, operation, or vision of the company.  Mr. Polonitza did suggest a candidate to Mr. White if he was ever interested in expanding the board. Mr. White responded to Mr. Polonitza on October 5, 2007, stating: “You are correct in your assessment about the audit committee structure and board requirements for NASDAQ. I assure you, we will immediately expand the board with outside representation as we get closer to the listing requirements” but indicated there were no plans to do so at this time.

On November 1, 2007, Mr. David Polonitza filed a Schedule 13G with the SEC disclosing his Group’s 5% ownership stake in ITEX Corporation.

On December 12, 2007, Western Sizzlin Corporation, a public company, announced its intention to commence an exchange offer for all outstanding shares of ITEX.

On December 14, 2007, Mr. Polonitza attended the ITEX stockholder meeting.  At the board meeting, Mr. White commented on Mr. Polonitza’s suggestion for adding independent board members, but that it could be an issue to discuss at future annual meeting. Mr. Polonitza joined Steven White and Alan Zimmelman for dinner after the stockholder meeting, and had general discussions about the Company to include returns of capital to shareholders and introducing independent board members.

On December 28, 2007, Mr. Polonitza converted his group’s Schedule 13G to a Schedule 13D as a result of the material event of Western Sizzlin Corporation’s unsolicited tender offer for ITEX Corp. The Schedule 13D stated that Mr. Polonitza intended to have discussions with ITEX’s management regarding, among other things, the tender offer, ITEX’s operating performance, and various means of enhancing stockholder value over time.

On January 9, 2008, ITEX announced the purchase of a 15% equity stake in MyTypes.com, a business blogging company for $30,000.

On January 10, 2008, Mr. Polonitza sent a letter to the ITEX Board of Directors, stating that Mr. Biglari’s efforts to alter Steak n Shake’s Board of Directors coupled with Steak n Shake’s deteriorating operating and financial performance currently creates a degree of uncertainty with regards to an appropriate valuation of the Western Sizzlin Corporation due to the significant amount of capital that subsidiaries of the Western Sizzlin Corporation have invested in Steak N Shake common stock.

On January 28, 2008, ITEX announced the purchase of The Barter Company (“ATX”) of Cleveland, Ohio 400 member client list for $325,000.

On May 1, 2008, ITEX Corporation retained Montgomery & Co. as its financial advisor to assist ITEX’s Board of Directors and management in evaluating a range of strategic plans and opportunities to enhance shareholder value.  ITEX stated on page 44 of their 10Q filed on June 3, 2008 that the Company intended to disclose developments with respect to this process once the evaluation of strategic alternatives had been completed or the Company had entered into a material definitive agreement.

On August 7, 2008, ITEX announced the purchase of Intagio Media for $750,000.

On October 1, 2008, David Polonitza was contacted through email by Alan Zimmelman, regarding setting up a phone conversation.  Mr. Polonitza spoke with Mr. Zimmelman the evening of October 1, 2008.  In the course of the phone call between them, Mr. Zimmelman outlined that ITEX had received a potential buyout offer (the potential buyer’s name was not disclosed to Mr. Polonitza) and asked Mr. Polonitza if he would sell his shares at around $1.00 per share (pre-split). He also asked Mr. Polonitza if he would be interested in participating in a going-private transaction with the management of ITEX. Mr. Polonitza indicated that he was potentially interested, but that the price would have to be fair to minority shareholders and much more due diligence would be necessary.

On October 4, 2008, Mr. Polonitza phoned Steven White and they discussed the conversation that Mr. Polonitza had with Mr. Zimmelman. Mr. White in fact said that it could be discussed further at the upcoming annual meeting.

On November 19, 2008, ITEX released its Annual Message From the Chairman. Within the message, Mr. White, ITEX’s Chairman stated: “For a company of our size, being a public company is disproportionately time consuming and expensive. Not only do we pay out several hundred thousand dollars each year for legal, audit, filing and support fees, we also devote hundreds of hours completing the work required for disclosure requirements. We continually seek to balance our desire to create value for stockholders with the need to use our resources wisely.” This was a similar message that Mr. White had mentioned to Mr. Polonitza while Mr. White discussed the possibility of taking ITEX private.

On December 12, 2008, Mr. Polonitza attended the ITEX stockholder meeting. Mr. Polonitza briefly met with Alnesh Mohan and Sanjeev Parsad, at ITEX’s 2008 Annual Meeting.  Mr. White and Mr. Zimmelman invited Mr. Polonitza for dinner after the stockholder meeting, where they had general discussions about the performance of the Company and potential strategic alternatives to include Mr. White’s exploration of taking ITEX private.

On December 19, 2008, ITEX filed an 8-K with the SEC modifying the Company’s bylaws to remove the ability of shareholders to call a special meeting.  The amendment to ITEX’s bylaws to include removing shareholders ability to call a special meeting, was not discussed at the 2008 Annual Meeting or with any member of the Committee to Enhance ITEX prior to the 8-K filing by ITEX.

On January 22, 2009, consistent with Rahul Pagidipati’s philosophy of investing in undervalued securities, Mr. Pagidipati contacted the Board of Directors of ITEX to gauge their interest in exploring a variety of strategic alternatives. Mr. Pagidipati believed his background and education could assist the Company. Mr. Pagidipati added that he would like to set up a conference call to discuss any potential future possibilities. Mr. Pagidipati received no response from his email.

 On May 15, 2009, Mr. Pagidipati called Mr. Polonitza to discuss ITEX Corp.  Mr. Polonitza had never spoken with Mr. Pagidipati prior to that occasion. The conversation consisted of discussing ITEX’s governance, past capital allocations, and operations.

                On August 12, 2009, Mr. Polonitza received an unsolicited call from Mr. Sanjeev Parsad, who identified himself as a holder of ITEX stock.  Mr. Parsad and Mr. Polonitza desired to discuss ITEX’s governance and other issues that he observed taking place at ITEX Corp.

On August 19, 2009, Mr. Polonitza contacted Mr. White to discuss the Company’s direction. Upon conclusion of the conversation, Mr. Polonitza concluded that the Company did not intend to improve its governance, nor execute a transaction in a manner that would be beneficial to all shareholders.

                On September 12, 2009 Mr. Parsad, Mr. Polonitza, and Mr. Pagidipati met in Chicago.  The intent of the meeting was to determine the best way to ensure ITEX Corp. was operating in a manner that maximized shareholder value.

                On September 17, 2009, Mr. Polonitza sent a letter to ITEX nominating three candidates for election as directors at the 2009 Annual Meeting. The three nominees were Mr. David Polonitza, Mr. Alnesh Mohan, and Mr. Rahul Pagidipati. Mr. Polonitza then phoned Mr. White to explain his desire to nominate independent directors to ITEX’s Board and determine the possibility of negotiating with the existing Board of Directors. Mr. White had no desire to negotiate with Mr. Polonitza and concluded the conversation by saying: “You are either with me or against me” to Mr. Polonitza.

On September 23, 2009, Mr. Polonitza, along with Mr. Pagidipati, Corner Market Capital and each of the three entities affiliates combined to file a joint Schedule 13D.  Within the Schedule 13D, the “Polonitza Group” announced their intention to submit nominees to the existing Board of Directors, the reason for the nominations – the Group’s concerns regarding ITEX’s governance and capital allocations, and backgrounds of each of the nominees.

On November 30, 2009, Eric Best, Chairman of the Nomination Committee sent a letter to Mr. Polonitza detailing why the Company would not include his nominees on their upcoming 2009 Annual Meeting slate.

On December 11, 2009, Alnesh Mohan and Sanjeev Parsad attended the ITEX shareholder meeting.  Mr. Parsad proceeded to inquire with ITEX’s Board regarding a number of topics to include: capital needed to be returned to shareholders; if the company was against returning capital to shareholders the company could explore  converting into a holding company structure; displeasure in the board’s actions in removing the ability of shareholders to call a special meeting; we were seeking to avoid a proxy fight and that a dialogue with the board could help to alleviate concerns; ITEX’s stock over the past year had traded in a range that was below what we felt was the Company’s intrinsic value and were disappointed that no shares had been repurchased by the Company or purchased by the Board; and we supported any endeavor that resulted in the franchise network’s success.  Mr. Parsad’s statements regarding capital allocation were viewed unfavorably by members representing ITEX Corp, to include a member of ITEX’s Corporate Counsel who stated that he had tried to find compelling evidence that stock buybacks provide any benefit or value to shareholders and most reports he found say they do not work. Mr. Parsad and another shareholder at the meeting both commented on the fact that most companies buy back stock at a price that is too high to provide value to their shareholders, but at the proper price the exercise can create significant value for shareholders.

On March 9, 2010, ITEX Corporation issued a press release announcing that its Board of Directors had authorized the repurchase of up to $2.0 million of its outstanding common stock.

On March 23, 2010, a letter was sent by the Polonitza Group to ITEX’s Board applauding management for adopting our suggestion of authorizing a share repurchase plan. Issues raised by the group included increasing franchise locations and improving franchise profitability; improving corporate governance; providing additional services to members, managing the SuperMedia relationship; managing cash flow differently; separating the CEO and CFO positions; and improving member retention rates. The letter was attached to a Schedule 13D filed by the Group on April 6, 2010.

On April 1, 2010, Mr. White sent a letter to the Group.  In the letter Mr. White stated he did not desire to speak directly with any members of the Polonitza Group, and to direct all future correspondence to Mr. Alan Zimmelman, the Company’s communications director. Additionally, Mr. White noted if the Polonitza Group was interested in selling all or a portion of its ITEX shares to the Company, they should contact ITEX’s representative at Roth Capital, with the representative’s name and phone number provided.

On April 6, 2010, the group amended its Schedule 13D to report it had owned 12.69% of the outstanding shares of ITEX.

On April 12, 2010, ITEX Corporation filed an amendment to its Articles of Incorporation with the Secretary of State of the State of Nevada that will effect a one-for-five reverse stock split of its common stock.

On May 11, 2010, the Board of Directors of ITEX Corporation declared a cash dividend in the amount of $0.025 per share, payable on June 30, 2010 to stockholders of record as of the close of business on June 15, 2010.

On June 14, 2010, Mr. Parsad sent an email to Mr. White requesting a conference call with the full Board of Directors and members of the group, to include Rahul Pagidipati, Mr. Polonitza, Mr. Mohan and Mr. Parsad. Mr. White requested that we present an agenda for the meeting.

On June 16, 2010, the Polonitza Group emailed an agenda to Mr. White at his request, along with a Memorandum of Understanding which outlined that the Polonitza Group intended to continue to purchase shares in ITEX Corp. and was not seeking to gain any material non-public information from the Board. The agenda included the following topics: the potential to list ITEX’s common stock on the Nasdaq Global Markets; Separation of Chief Financial Officer and Chief Executive Officer duties; The Company’s capital structure and future dividend payouts; ITEX’s Board of Directors composition; Franchisee support and growth plans; SuperMedia agreement and relationship; and Polonitza Group voting.

On June 18, 2010, Mr. White emailed Mr. Parsad stating “Thank you for sending the agenda.   We do not enter into discussions with shareholders about confidential topics” and recommending to us to communicate with the Company’s communications director, Alan Zimmelman. Mr. Parsad responded to Mr. White’s email with the following: “We were extending our hand to the board.  We were hoping that if we could agree on some key components of our common vision for ITEX, we would have been agreeable to supporting current management without seeking any board representation.  It seems as though you guys are resistant to that idea.  I’ll cancel the conference call, and we’ll continue on our current form of contact, either by letter or through Alan.  We’ll leave it to the board to decide what type of relationship they want with their largest shareholder group.”

On July 17, 2010, the Polonitza Group issued an open letter to shareholders announcing its intention to explore alternatives at ITEX’s 2010 Annual Meeting.

               On September 8, 2010, the Polonitza Group filed an amendment to its Schedule 13D, announcing the creation of “The Committee to Enhance ITEX”, the launch of www.enhanceitex.com, and the filing of preliminary proxy materials providing notice of its intent to nominate three directors in opposition to the slate of directors nominated by the Board of Directors, Dr. Wayne P. Jones, Alnesh Mohan, and Sidd Pagidipati.  The Committee to Enhance ITEX also sent a letter informing ITEX of its intention to solicit proxies to elect a slate of three nominees, and demanded registered and beneficial stockholder information under Rule 14a-7 under the Exchange Act.

On September 15, 2010, ITEX sent its stockholder information to the group as provided by Rule 14a-7 under the Exchange Act.

On October 6, 2010, ITEX filed its preliminary proxy statement with the SEC.

On October 18, 2010, the Committee to Enhance ITEX filed its preliminary proxy statement with the SEC detailing its plan to payout of excess capital to shareholders through dividends and share repurchases, list the Company on a Nasdaq exchange, and hire a full-time CFO.

On October 20, 2010, ITEX Corp. files its 10-K for fiscal 2010. The 10-K states that the agreement with Montgomery & Co. ended in 2009.

On October 20, 2010, the Committee to Enhance ITEX announced the mobilization of an executive leadership team to prepare ITEX for a change in the Company’s management if required.

REASONS FOR THE SOLICITATION

o    Ill-advised capital allocation decisions by overpaying millions for acquisitions

Between ITEX’s fiscal 2006 to fiscal 2010, ITEX expended over $4 million on the following three separate acquisitions: certain Intagio assets on August 1, 2007, ATX on March 1, 2008 and Intagio Media Services on August 1, 2008. Over that same time frame, ITEX’s core franchise business revenues increased only by $507,000.

(in thousands)	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010
Gross Association and Transaction Fees generated by Franchisees	$14,256	$13,980	$14,219	$14,569	$14,763

Source:  ITEX  FY2006-2010 10K

The capital expended on these acquisitions did little to increase the member-count of ITEX’s Marketplace (22,000 pre-FY 2007 acquisitions vs. 24,000 at the end of FY 2010) while overall revenues generated by the franchise (the term “franchised” or “franchise” is intended to also include brokers who are licensees and area directors) Broker Network increased by only $507,000 or 3.5%. Based on factual data provided by ITEX in its financial statements, we believe that spending over 34% of ITEX’s current net tangible book value in acquisitions that increase the core business’ revenues by only 3.5% is an unacceptable use of ITEX’s capital.

o    Failure to organically grow the franchise business

While ITEX ceased publishing the breakdown of its offices since filing its Form-10KSB for fiscal 2006, according to information found on itex.com, it appears that there has been no net organic growth in the number of overall franchised offices and the number of states/provinces where ITEX has an office.

June 2006[1]
Franchise, License, or Area Director Offices	110
Corporate-Run Offices	0
Number of States/Provinces w/an ITEX Office	39
October 2010[2]
Franchise, License, or Area Director Offices	108
Corporate-Run Offices	3
Number of States/Provinces w/an ITEX Office	34

1 Source: http://web.archive.org/web/20060811035707/www.itex.com/broker/index.asp

2 Source: http://www.itex.com/broker/directory.asp

Furthermore, Gross Association and Transaction Fees generated by Franchisees have remained stagnant for the past four years.

o    Increases in Corporate overhead by $2 million annually, surpassing corresponding increases in non-franchisee related revenues

Between fiscal 2006 to fiscal 2010, ITEX’s full time employee count has increased 84% to 35 full time employees from 19, while Corporate Overhead and Expenses (to include salaries and selling, general, and administrative expenses) increased by 77% to $5.23 million. Over that same period, total revenues increased by only 12% or $2.279 million, which was surpassed by the $2.286 million in of growth overhead costs.

Fiscal Year	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010
Total Revenue (in thousands)	$14,646	$14,171	$15,964	$16,502	$16,925
Marketplace Expenses, Media Costs, and SG&A) (in thousands)	$2,944	$3,098	$4,308	$5,378	$5,230

Source:  ITEX  FY2006-2010 10K

o    The identification of a material weakness in ITEX’s internal controls

ITEX’s Chief Executive Officer, Steve White, has served in the role of “interim” Chief Financial Officer (“CFO”) since 2003. Over that time period, ITEX has had to twice declare that material weaknesses existed in its internal auditing procedures (these declarations occurred during fiscal 2005 and fiscal 2010). We believe a CFO with a strong accounting background is needed to ensure that ITEX can correct its accounting deficiencies.

o    Lack of true independence of ITEX’s board

ITEX’s Board of Directors consists of three members: Steve White, Eric Best, and John Wade.  Each of these Directors maintains non-ITEX business relationships with each other:

•         Steve White is a director of Morse Best Inc., a company founded and chaired by Eric Best.3

•         Eric Best is the Chairman of Morse Best Inc., a company that has Steve White as one of its three directors. Eric Best is also the Chairman and CEO of Mercent Corp.  Mercent Corp. employs John Wade as its Director of Finance.4

•         John Wade serves as the Director of Finance for Mercent Corp.  Eric Best is the Chairman and CEO of Mercent Corp.

3 Source: Preliminary Proxy Soliciting materials filed by ITEX on 22 October 2010 (page 11)

4 Source: http://www.mercent.com/management.aspx

Additionally, according to ITEX’s proxy information for both fiscal 2009 and 2010, ITEX retained Mr. Wade as a consultant to assist with internal audit matters.  As a result, it is our belief that Mr. Wade is not independent as defined by the Rule 10A-3(b)(1) for requirements relating to audit committees.

OUR PLAN TO MAXIMIZE STOCKHOLDER VALUE

We believe that ITEX is the leader in the retail barter industry and the core franchise business can be revitalized with the help of our highly qualified director nominees.  If elected at the 2010 Annual Meeting of Shareholders, our nominees would, subject to their fiduciary duties, endeavor to work to address the concerns discussed above.  A general outline of the initiatives that our nominees would seek to implement is as follows:

•         Return over $5 million in cash to shareholders during calendar 2011 starting with a $1.00 per share special dividend

Our board members will immediately begin significant systematic returns of excess capital to shareholders through dividends and share repurchases. ITEX continues to stockpile cash – over 44% of net tangible equity as of July 31, 2010. Over the first 12-month period after our nominees are elected to ITEX’s Board of Directors, our nominees will work to return over $5 million in cash to shareholders starting with a $1.00 per share special dividend (a corresponding payout of approximately $3.6 million) to all shareholders of ITEX. Presently, ITEX is scheduled to return approximately $360,000 in cash to shareholders in the form of a $0.025 per share quarterly dividend over the next four quarters if the existing board maintains ITEX’s existing dividend at the current rate.

•         List ITEX’s stock on a NASDAQ exchange

The Committee to Enhance ITEX plans to list ITEX’s shares on the NASDAQ Capital Market exchange as soon as possible. In our opinion, NASDAQ-listed shares have greater liquidity, attract investors that would otherwise not invest in a bulletin board stock, and a NASDAQ listing lends a degree of prestige to a stock because it means the company has met that exchange's more rigorous listing standards.  The NASDAQ Capital Market Entry Fee for ITEX would include a one-time fee of approximately $50,000 and recurring annual fees of $27,500. The Committee believes that the return on this investment will exceed the cost and therefore benefit all shareholders.  If elected, the nominees will make every effort to ensure that ITEX meets all of the governance and listing requirements of the NASDAQ Capital Market.

•         Hire a full-time CFO to improve ITEX’s accounting practices

By hiring a full-time CFO with prior experience in that position at a public company, the Nominees, on being elected as members of the Board, will focus on improving ITEX’s internal control audits while ensuring that the appropriate corporate governance standards are being maintained. Additionally, the CFO will help shape the overall strategy and direction of ITEX, and instill a financial approach and mindset throughout the organization to help the business increase performance, develop a plan to identify key process level controls, and assess the risks related to the "in-scope" financial processes and key financial systems. The expected cost to hire a full time chief financial officer is no more than $150,000 on an annual basis.

  Expand ITEX’s Board of Directors to Five Members

Due to the Committee’s opinion that a three person board of directors is not sufficient to properly fulfill their duties on the critical board committees that must be comprised of independent members: the compensation committee and the audit committee, we will expand the board to five directors. The Committee seeks to have one of its additional two independent directors be an individual who is an ITEX shareholder with no current or past business relationship to any member of the Committee and who has the appropriate background and experience to serve on a public company’s board. The second independent director will consist of an individual with experience in the barter industry with no current or past business relationship to any member of the Committee and who has the appropriate background and experience to serve on a public company’s board.  We encourage all shareholders to contact the Committee to present candidates who might fit these qualifications if we are successful in our solicitation.

•         End an ineffective acquisition strategy – organic growth will be the focus

As evident on the notes of page 18 on ITEX’s June 2008 Investor Relations presentation, ITEX’s acquisition of Intagio Corp. for $3.15 million in 2007 raised the churn rate of the entire ITEX system in the USA by 7% - equating to approximately 1,500 businesses leaving the ITEX marketplace due to the acquisition of Intagio (the entire Intagio acquisition was approximately 2,000 members). We will focus on building ITEX’s ability to organically grow the ITEX member network by focusing on franchising, improving the profitability of existing franchisees, ensuring the integrity of the ITEX Marketplace, and increasing the recruitment of national businesses and partners.

•         Refocus the company on franchise-related initiatives

In June 2003, Steve White, the current CEO and Chairman of ITEX, announced in a press release the existing board’s decision to divest corporate-owned offices to focus on the Broker Network. At the time, the Company gave the following explanation:

“ITEX Corporation has decided to initiate the process of seeking the sale of some or all of its corporate stores. ITEX has three company-owned and managed offices in the United States and two in Canada. The Board of Directors believes that refocusing the business model on the Broker Network will streamline operations and save the company close to $1 million in overhead a year, as well as reducing corporate headcount and the responsibilities of office leases and support.”

Source: SEC filings

After selling off all of ITEX’s corporate-run offices during fiscal 2004, ITEX purchased a new set of corporate-run offices at the end of its fiscal 2007. These corporate-run offices helped contribute to an over $2 million growth in corporate overhead from fiscal 2007 to fiscal 2010. We will return ITEX’s business model back to the focusing on the Broker Network.

•         Actively recruit entrepreneurs with the proper fit to join ITEX’s franchises brokers

We will focus efforts on increasing the amount of entrepreneurs who are aware of the ITEX franchise concept, and boost the number of new ITEX franchisees into the system. We feel that adding four new brokers during the first nine months of fiscal 2010 is unacceptable when compared to the over 200 locations* ITEX lists as potential locations for an ITEX office, the amount of capital required to start a new franchise, and the number of entrepreneurs currently seeking a franchise that would match ITEX’s requirements due to the current economic conditions.

* Source: http://www.itex.com/aboutus/franchise/markets.asp

It is our opinion that there currently is significant demand in the market for “low-cost” franchise opportunities. ITEX requires approximately $40,000 to $50,000 in capital including the franchise fee. (http://www.itex.com/aboutus/franchise/faq.asp?view=invest). Our belief regarding the demand of “low-cost” franchise opportunities is further supported by franchise industry publications such as Entrepreneur Magazine which recently highlighted a list of “low-cost” franchise opportunities and commented on demand for these offerings (http://www.entrepreneur.com/article/217453). We therefore believe that the Committee has a reasonable basis for its opinion and belief expressed “adding four new brokers in the first nine months of fiscal 2010 is unacceptable” when compared to the potential demand for ITEX’s franchise concept and the current size (over 90 offices) of the ITEX Broker Network.

Our Nominees have the experience and qualifications to address the Company’s strategic, operational and financial deficiencies.

Our Nominees possess the skill sets required to address the Company’s current needs:

•         Dr. Wayne P. Jones has been a Professor of Business at the University of Louisville, College of Business & Public Administration, Louisville, Kentucky, since 1998.  Dr. Jones has also been CEO of the University Group, a franchise advisory firm, since 1998. Dr. Jones is past CEO of the Pizza Hut Franchise Association, President of KFC Canada, Senior VP of Operations for Arby’s Restaurants, and Vice President Marketing & Development for Tumbleweed Restaurants, Inc.  He also held executive and marketing positions at the H.J. Heinz and General Mills companies.  Dr. Jones is CEO and Managing Director of The University Group, LTD, a management consultancy, and consults with a wide range of clients.  He is an active lecturer in Corporate Strategy, New Venture Creation, New Product Development, Franchising and Marketing Strategy.  He is also a Certified Expert Witness in franchising who serves as an Expert Witness in Marketing and Franchising cases.  Dr. Jones holds a Ph.D. from Marquette University and an MBA from the University of Louisville. He brings significant business and franchise experience and he will work to address ITEX’s franchise operations.

•         Alnesh Mohan has been involved in the accounting services industry since 1994.  Mr. Mohan has served as Partner at Quantum Advisory Partners LLP, a business advisory firm, since 2005, and as Vice-Chairman and CEO of Corner Market Capital Corporation, an investment fund, since 2006.  Through Quantum Advisory Partners LLP, Mr. Mohan acts on behalf of a number of public companies and is currently CFO of Hudson Resources Inc., a publicly listed company on the TSX Venture Exchange.  Mr. Mohan has a Bachelor of Business Administration degree from Simon Fraser University and a Master’s of Science in Taxation from Golden Gate University.  Mr. Mohan has been a registered Chartered Accountant in British Columbia since 1997, and a registered Certified Public Accountant in Illinois since 2000.  Prior to his current positions at Quantum and Corner Market Capital, Mr. Mohan was a Tax Manager at KPMG from 2001-2005 consulting on corporate and personal tax compliance in Canada and the United States.  He brings significant accounting experience and he will work to address ITEX’s accounting, internal controls and internal audit issues.

•         Sidd Pagidipati Co-Founded Freedom Health, the 3rd largest Medicare Advantage health plan in Florida and one of the largest privately held health plans in the United States, in 2004. Currently, Mr. Pagidipati is serving as the CEO of BusinessChamber.com, an online local networking company, which he founded in 2009.   From 2004-2008, Mr. Pagidipati served as Freedom Health’s Chief Operating Officer, and from 2008-2009, he served as Freedom Health’s Chief Executive Officer. Inc. Magazine recognized Freedom Health on the annual Inc. 500 as the 7th fastest-growing private company in America in 2009 (growing over 10,000% in three years) and the 225th fastest growing private company in 2010. In 2008, the Indo-US Chamber of Commerce selected Mr. Pagidipati as the Businessman of the Year.  In 2004, prior to co-founding Freedom Health, Mr. Pagidipati worked as an investment banker at Merrill Lynch and Donaldson, Lufkin & Jenrette (DLJ), where his expertise included debt and equity financings.  Mr. Pagidipati graduated Magna Cum Laude from Georgetown University with a degree in Economics and International Relations. He brings significant business, technology, and entrepreneurial experiences and he will work to improve ITEX’s business operations.

There can be no assurance that even if the Committee’s nominees are elected, they will be able to successfully carry out the Committee’s outlined plan to maximize shareholder value.

During 2009, ITEX entered into a Change of Control Agreement with Mr. Steven White, ITEX’s Chairman.  If the Committee is successful in having its three nominees elected to ITEX’s Board of Directors, Mr. White would receive a lump sum payment equal to one times his base salary ($250,000 per year) and immediate vesting of all his equity-based compensation (which could result in additional accounting charges).  Additionally, the Committee is seeking reimbursement from ITEX of all expenses incurred by it in connection with the successful nomination of directors and this solicitation.  Currently, the Committee estimates these costs at $100,000. If the Committee is successful in its solicitation, we intend to list ITEX on the NASDAQ Capital Market, which will require a one-time entry fee of $50,000 and a recurring annual fee of $27,000 according to the latest published listing fees and requirements of the NASDAQ stock exchange dated July 2010. Additionally, the Committee plans to expand ITEX’s board from the current three to five members by adding to fully independent board members. The Committee intends to ensure that actions to improve the governance of ITEX Corp. will be done in a manner that minimizes costs to shareholders, and will change the compensation structure of the board to ensure that in aggregate the total compensation for ITEX’s board of directors will not exceed $90,000.

If the existing CEO of ITEX if terminated, upon termination of his employment as CEO either by ITEX without “cause”, or by Mr. White for “good reason” (as defined in ITEX’s Preliminary Proxy Statement filed on October 6, 2010 with the SEC) after a change in control occurs, Mr. White would receive a severance payment equal to two times his base salary.  He would also receive a continuation of health and insurance benefits if the severance payment is made over a severance period rather than as a lump sum payment.  The severance payment may be reduced if it would otherwise be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax.  Under the agreement, Mr. White is subject to certain non-competition and non-solicitation provisions for one year after termination, and payment of severance benefits is conditioned upon his execution of a release of claims in favor of ITEX. Mr. White’s 2010 base salary was approximately $250,000. It is the Committee’s belief that ITEX may have Change of Control agreements with other key executives that are not currently disclosed in its publicly available financial information.

In aggregate, ITEX’s current Board of Directors received total compensation in 2010, including compensation received as a director of ITEX, an employee of ITEX, or through service or consulting contracts with ITEX, of $488,093 according to ITEX’s Preliminary Proxy document filed on October 6, 2010, and in addition, related party transactions existed but were not disclosed beyond the statement by ITEX that “in aggregate, related party transactions did not exceed $92,000 in the years ended July 31, 2010 or 2009”, as disclosed in ITEX’s fiscal 2010 10-K.  The Committee anticipates that expanding ITEX’s board to five members (an additional cost of $30,000 beyond what was paid to Mr. Best and Mr. Wade in directors fees during fiscal 2010), hiring a full-time CFO at a salary commensurate with comparable public companies to ITEX (no greater than $150,000), listing ITEX’s stock on the NASDAQ Capital Market, compensation related to Mr. White’s change of control agreement related to his position on ITEX board of directors ($250,000), and reimbursing the Committee for their expenses related to this all expenses incurred by it in connection with the successful nomination of directors and this solicitation will have a cash cost of no more than $610,000 in total.

If required to hire a new CEO, we anticipate hiring this executive at an annual cost no greater than $150,000. In addition, Mr. White would receive a severance payment equal to two times his base salary.  Mr. White would also receive a continuation of health and insurance benefits if the severance payment is made over a severance period rather than as a lump sum payment.  Mr. White’s total annual compensation for fiscal 2010 was $428,093.  Though hiring a new CEO may require a payment of two times Mr. White’s current base salary plus potentially a continuation of health and insurance benefits for a set period, the annual compensation cost of the new CEO will be significantly lower than Mr. White’s fiscal 2010 total annual compensation.

The Committee believes that cash expenditures related to executing its plan can be funded by ITEX’s current cash on its balance sheet ($5.160 million as of July 31, 2010), the anticipated annual net cash provided by operating activities ($2.536 million as of July 31, 2010), and reductions in overhead expenses related to the operations of ITEX’s non-franchise related business segments. It is the Committee’s opinion that implementing its plan will help to maximize ITEX’s value for all shareholders.

ELECTION OF NOMINEES

When you return the GOLD proxy card you are only voting for our Nominees.  Each of the Nominees has consented to being named in this Proxy Statement and has agreed to serve as a director, if elected.  The information below concerning age and principal occupation of the Nominees for at least the last five years has been furnished by the respective Nominees.  Except as described in this Proxy Statement, none of the Nominees beneficially owns any Common Stock.

The Committee to Enhance ITEX  does not expect that any of the Nominees will be unable to stand for election or serve as a director, but if any vacancy in the slate of the Nominees occurs for any reason (including if the ITEX Corporation makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Nominees), the shares represented by the GOLD proxy card received by the Committee to Enhance ITEX  and not properly revoked will be voted for the substitute candidate nominated by the Committee to Enhance ITEX  in compliance with the rules of the SEC and any other applicable laws and, if applicable, the Bylaws.

                If the Committee lawfully identifies or nominates substitute nominees before the Annual Meeting, the Committee will file an amended proxy statement that identifies these substitute nominees, discloses whether such nominees have consented to being named in the revised proxy statement, and include all disclosure requirements required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

INFORMATION ABOUT THE NOMINEES

Name	Age	Principal Occupation
Dr. Wayne P. Jones	68	Professor, Management Consultant
Alnesh Mohan	39	Business Advisory, Investments
Sidd Pagidipati	35	Chief Executive Officer of BusinessChamber.com

 The Reporting Persons have established “The Committee to Enhance ITEX” for the purpose of seeking representation on the Board of Directors of the Issuer, and currently own approximately 13.2% of the Issuer’s outstanding shares. As such, in accordance with Rule 144, the Committee is considered an affiliate of the Issuer, as their ownership exceeds 10% of the outstanding company securities.

As outlined in the Committee’s Joint Filing and Solicitation Agreement (Exhibit 99.2 of the Committee’s 08 September 2010 Schedule 13D filing), the relationship of the Committee is construed and deemed to be for the sole and limited purpose of the Solicitation.  Upon successful completion of the Solicitation, Wayne P. Jones, Rahul Pagidipati, Sidd Pagidipati, Dr. Devaiah Pagidipati, Dr. Rudrama Pagidipati, Pagidipati Family Trust, LP, Alnesh Mohan, Sanjeev Parsad, G. Andrew Cooke, MPIC Fund I, LP, MPIC Canadian Limited Partnership, Corner Market Capital U.S., Inc., a Delaware corporation, Corner Market Management, Inc., and Corner Market Capital Corporation will cease to be members of the Committee to Enhance ITEX, and “The Committee to Enhance ITEX” will conclude its existence.

At the conclusion of the existence of “The Committee to Enhance ITEX”, as they will no longer be members of the Committee to Enhance ITEX, and no longer be considered affiliates of ITEX, each of the Nominees would be independent and qualified to serve on the Board’s Audit Committee in accordance with the applicable rules of The Nasdaq Stock Market LLC.

Dr. Wayne P. Jones

Dr. Wayne P. Jones has been a Professor of Business at the University of Louisville, College of Business & Public Administration, Louisville, Kentucky, since 1998.  Dr. Jones has also been CEO of the University Group, a franchise advisory firm, since 1998. Dr. Jones is past CEO of the International Pizza Hut Franchise Association, President of KFC Canada, Senior VP of Operations for Arby’s Restaurants, Restaurant Division President for Marcus Inc., Senior Vice President, Marketing & Development of Chi-Chi’s Inc., and Founder and Vice President Marketing & Development for Tumbleweed Restaurants, Inc.  He also held executive and marketing positions at the H.J. Heinz and General Mills companies.  Dr. Jones is CEO and Managing Director of The University Group, LTD, a management consultancy, and consults with a wide range of clients.  He is an active lecturer in Corporate Strategy, New Venture Creation, New Product Development, Franchising and Marketing Strategy.  He is also a Certified Expert Witness in franchising who serves as an Expert Witness in Marketing and Franchising cases.  Dr. Jones holds a Ph.D. from Marquette University and an MBA from the University of Louisville. Dr. Jones brings significant business and franchising experience and he will work to improve ITEX’s franchising, national partnerships, and overall operations.  Dr. Jones has not held any directorships at public companies or registered investment companies at any time during the past five years, nor any position in a firm that is a parent, subsidiary, or other affiliate of ITEX.

Dr. Jones has significant experience in franchising, with a proven track record in growing and developing businesses.  As such, Dr. Jones’s business acumen would serve the Board well.  Additionally, Dr. Jones possesses the aptitude and experience to fully understand the legal responsibilities of a director and the governance process of a public company, as well as the personal qualities to be able to make a substantial active contribution to Board deliberations, including intelligence, interpersonal and communication skills, courage and inquisitiveness.

Alnesh Mohan

Mr. Alnesh Mohan has been involved in the accounting services industry since 1994.  Mr. Mohan has served as Partner at Quantum Advisory Partners LLP, a business advisory firm, since 2005, and as Vice-Chairman and CEO of Corner Market Capital Corporation, an investment fund, since 2006.  Through Quantum Advisory Partners LLP, Mr. Mohan acts on behalf of a number of public companies and is currently CFO of Hudson Resources Inc., a publicly listed company on the TSX Venture Exchange.  Mr. Mohan has a Bachelor of Business Administration degree from Simon Fraser University and a Master’s of Science in Taxation from Golden Gate University.  Mr. Mohan has been a registered Chartered Accountant in British Columbia since 1997, and a registered Certified Public Accountant in Illinois since 2000.  Prior to his current positions at Quantum and Corner Market Capital, Mr. Mohan was a Tax Manager at KPMG from 2001-2005 consulting on corporate and personal tax compliance in Canada and the United States.  He brings significant accounting experience and he will work to address ITEX’s accounting, internal controls and internal audit issues. Mr. Mohan has not held any position in a firm that is a parent, subsidiary, or other affiliate of ITEX.

Mr. Mohan has significant experience in accounting, finance, and financial operations which qualify him as a financial expert under applicable standards.  As such, Mr. Mohan’s financial acumen would serve the Board well as a member of the Audit Committee.  Additionally, Mr. Mohan possesses the aptitude and experience to fully understand the legal responsibilities of a director and the governance process of a public company, as well as the personal qualities to be able to make a substantial active contribution to Board deliberations, including intelligence, interpersonal and communication skills, courage and inquisitiveness.

Sidd Pagidipati

Mr. Sidd Pagidipati Co-Founded Freedom Health, the 3rd largest Medicare Advantage health plan in Florida and one of the largest privately held health plans in the United States, in 2004. Currently, Mr. Pagidipati is serving as the CEO of BusinessChamber.com, an online local networking company, which he founded in 2009.   From 2004-2008, Mr. Pagidipati served as Freedom Health’s Chief Operating Officer, and from 2008-2009, he served as Freedom Health’s Chief Executive Officer. Inc. Magazine recognized Freedom Health on the annual Inc. 500 as the 7th fastest-growing private company in America in 2009 (growing over 10,000% in three years) and the 225th fastest growing private company in 2010. In 2008, the Indo-US Chamber of Commerce selected Mr. Pagidipati as the Businessman of the Year.  In 2004, prior to co-founding Freedom Health, Mr. Pagidipati worked as an investment banker at Merrill Lynch and Donaldson, Lufkin & Jenrette (DLJ), where his expertise included debt and equity financings.  Mr. Pagidipati graduated Magna Cum Laude from Georgetown University with a degree in Economics and International Relations. He brings significant business, technology, and entrepreneurial experiences and he will work to improve ITEX’s business operations.  Mr. Pagidipati has not held any directorships at public companies or registered investment companies at any time during the past five years, nor any position in a firm that is a parent, subsidiary, or other affiliate of ITEX.

Mr. Pagidipati has significant experience in business operations, with a proven track record in growing and developing businesses.  As such, Mr. Pagidipati’s business acumen would serve the Board well.  Additionally, Mr. Pagidipati possesses the aptitude and experience to fully understand the legal responsibilities of a director and the governance process of a public company, as well as the personal qualities to be able to make a substantial active contribution to Board deliberations, including intelligence, interpersonal and communication skills, courage and inquisitiveness.

SHARE OWNERSHIP OF NOMINEES

The following table contains a summary of the total number of shares of Common Stock of ITEX beneficially owned by the Nominees as of the record date of the 2010 Annual Meeting.

The address for each nominee is listed below.  The information in the following table has been furnished to us by the respective Nominees.  The percentage of ownership of Common Stock for each person listed below is based on 3,605,320  shares of Common Stock outstanding as of October 1, 2010, as reported in the Company’s 10-K for 2010:

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Wayne Jones 555 South Floyd Street Louisville, Kentucky 45208	-0-	N/A

Alnesh Mohan 1140 West Pender Street Vancouver, BC V6E-4G1	94,380	2.62%

Sidd Pagidipati 2955 SE 3rd Court Ocala FL 34471	-0-	N/A

All nominees as a group (three persons)	94,380	2.62%

WHO CAN VOTE AT THE ANNUAL MEETING

The Record Date for determining shareholders entitled to notice of and to vote at the Annual Meeting is October 19, 2010.  Shareholders of ITEX as of the Record Date are entitled to one vote at the Annual Meeting for each share of Common Stock of ITEX, $0.01 par value per share, held on the Record Date.  It is anticipated that the proxy statement that will be filed by ITEX will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the Nominees to the Board, promptly complete, sign, date and mail the enclosed GOLD proxy card in the enclosed postage-paid envelope.  Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed GOLD proxy card.  Please contact our proxy solicitor, InvestorCom, Inc., toll free at (877) 972-0090 if you require assistance in voting your shares.

Properly executed proxies will be voted in accordance with the directions indicated thereon.  If you sign the GOLD proxy card but do not make any specific choices, your proxy will vote your shares as follows:

•	"FOR" the election of our three Nominees to the Board of Directors of the Company: Dr. Wayne P. Jones, Alnesh Mohan, and Sidd Pagidipati.
•	"FOR" the ratification of the appointment of Ehrhardt Keefe Steiner & Hottman PC as the Company's independent registered public accounting firm for fiscal 2011.
•	In the discretion of the proxy holders, on any other matters that may properly come before the Annual Meeting.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GOLD proxy card on your behalf.  You should also sign, date and mail the voting instruction that your broker or banker sends you (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone or via the Internet.  If a shareholder’s bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide the shareholder with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through a shareholder’s bank or brokerage firm, are designed to authenticate shareholders’ identities to allow shareholders to give their voting instructions and to confirm that their instructions have been properly recorded.  Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If a shareholder’s bank or brokerage firm does not provide the shareholder with a voting form, but the shareholder instead receives our GOLD proxy card, then such shareholder should mark our GOLD proxy card, date and sign it, and return it in the enclosed envelope.

VOTING AND PROXY PROCEDURES

The Board currently consists of three (3) individuals, each serving a term of one year.  Under the current structure, if elected, the Nominees would each serve for a one-year term expiring in 2011.  Shareholders of ITEX are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of 51 percent of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker ("broker non-votes").  Accordingly, broker non-votes will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

At this meeting, proxies relating to "street name" shares will not be voted for the election of directors unless the shareholder gives instructions on how to vote the shareholder’s shares.

The election of the Nominees requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting.  Assuming the presence of a quorum at the Annual Meeting, all other proposals to be voted on at the Annual Meeting will require the affirmative vote of a majority of the Common Stock present in person or represented by proxy at the Annual Meeting.

THE COMMITTEE TO ENHANCE ITEX URGES YOU TO VOTE FOR THE ELECTION OF MESSRS. JONES, MOHAN AND PAGIDIPATI AS DIRECTORS OF THE COMPANY BY SIGNING, DATING, AND MAILING THE ENCLOSED GOLD PROXY CARD AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of ITEX a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior delivered proxy).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting.  If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GOLD proxy card or by voting in person at the Annual Meeting.

IF YOU SIGN THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE COMPANY COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF MESSRS. JONES, MOHAN AND PAGIDIPATI AS DIRECTORS OF THE COMPANY.

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Under the applicable regulations of the SEC, The Committee to Enhance ITEX and each of the Nominees are participants in the Committee to Enhance ITEX ’s solicitation of proxies.  Additional information regarding the participants in the solicitation, including their beneficial ownership of Common Stock, is set forth on Annex A to this Proxy Statement and is incorporated into this Proxy Statement by reference.  Information in this Proxy Statement about each participant was provided by that participant.

In connection with the engagement of InvestorCom, Inc. by the Committee to Enhance ITEX as proxy solicitor of the participants, the Committee to Enhance ITEX anticipates that certain employees of InvestorCom, Inc. may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of ITEX for the purpose of assisting in the solicitation of proxies for the Annual Meeting.  Approximately 30 employees of InvestorCom, Inc. will solicit holders of the Common Stock in connection with the Annual Meeting.

AUDITORS

The Committee to Enhance ITEX has no objection to the ratification of the appointment of Ehrhardt Keefe Steiner & Hottman PC as the independent registered public accounting firm for ITEX for the fiscal year ending July 31, 2011.

SOLICITATION OF PROXIES; EXPENSES

Proxies may be solicited by the Committee to Enhance ITEX by mail, advertisement, telephone, facsimile, telegraph, other electronic means and personal solicitation.  All written soliciting materials, including scripts to be used in soliciting proxies over the telephone, will be filed under cover of Schedule 14A. The Committee to Enhance ITEX will bear the cost of this solicitation.  The Committee to Enhance ITEX and employees of InvestorCom, Inc. will directly contact shareholders of ITEX through various communication channels.  The Committee to Enhance ITEX will seek reimbursement from ITEX of all expenses incurred by it in connection with its nomination of directors and this solicitation.  We do not intend to submit the question of such reimbursement to a vote of security holders of the ITEX.  While no precise estimate of the cost of solicitation can be made at the present time, the Committee currently estimates that it will spend a total of approximately $100,000 for its solicitation of proxies, including expenditures for attorneys, solicitors and advertising, financial advisors, printing, transportation and related expenses.  As of __________, 2010, the Committee to Enhance ITEX had incurred proxy solicitation expenses of approximately $[_________].  In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone or telecopy or through advertisements.

Banks, brokerage houses, and other custodians and fiduciaries will be requested to forward proxy solicitation material to their customers for whom they hold shares and the Committee to Enhance ITEX will reimburse them for their reasonable out-of-pocket expenses.

The Committee to Enhance ITEX  will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Common Stock.  The Committee to Enhance ITEX will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

The Committee to Enhance ITEX expects to pay InvestorCom, Inc. up to $20,000 for its services in connection with the solicitation of proxies for the Annual Meeting.  The Committee to Enhance ITEX also has agreed to reimburse InvestorCom, Inc. for its expenses.  The Committee to Enhance ITEX expects to pay Phoenix Law, PLLC up to $50,000 for its legal services in connection with the solicitation of proxies for the Annual Meeting.   Mr. Rahul Pagidipati, Esq. a member of the Committee to Enhance ITEX is an attorney at Phoenix Law, PLLC.  The Committee to Enhance ITEX also has agreed to reimburse Phoenix Law PLLC for approved expenses.

CERTAIN INFORMATION REGARDING THE COMMITTEE TO ENHANCE ITEX

Each member of the Committee to Enhance ITEX is a participant in this solicitation.

Mr. David Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey 07016.  David Polonitza is a private investor, was formerly a Captain in the United States Army and was an active duty member of the military from 2002-2010.   David Polonitza is the son of Richard Polonitza and Greta Polonitza.  David Polonitza is a citizen of the United States of America.

Mr. Rahul Pagidipati’s current address is 4480 Worth Dr. S, Jacksonville, FL 32207, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. Rahul Pagidipati is the CEO of Anion Technologies Limited and an attorney at Phoenix Law PLLC.  Rahul Pagidipati is the son of Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati, and is the brother of Sidd Pagidipati.  Rahul Pagidipati is a citizen of the United States of America.

Mr. Alnesh Mohan’s current address is #702 – 583 Beach Crescent, Vancouver, British Columbia, Canada V6Z-3E6, and current business address is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.   Alnesh Mohan is Partner at Quantum Advisory Partners LLP, Managing Partner of MPIC Fund I & MPIC Canadian LP, and Vice-Chairman & CEO of CMC, CMC US & CMM.  Alnesh Mohan is a citizen of Canada.

Dr. Wayne P. Jones’ current address is 2000 Indian Chute, Louisville, Kentucky, 40207, and current business address is 555 South Floyd Street, Louisville, Kentucky  40202. Wayne P. Jones is a professor at the University of Louisville. Wayne P. Jones is a citizen of the United States of America.

Mr. Kirk Anderson’s current address is 6013 Clerkenwell Court, Burke, VA  22015.  Kirk Anderson is a Network Engineer at M.C. Dean, 21580 Beaumeade Circle Suite #230 Ashburn, Virginia 20147. Kirk Anderson is a citizen of the United States of America.

Mr. Paul W. Kim’s current address is T-11, 1111 Byrne Hall, Tuck School of Business, Hanover, NH 03755 USA.  Paul W. Kim is currently a student enrolled at the Tuck School of Business, 100 Tuck Hall Hanover, New Hampshire 03755 USA.  Paul Kim is a citizen of the United States of America.

Mr. Richard Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Richard Polonitza is retired.  Richard Polonitza is the father of David Polonitza and husband of Greta Polonitza. Richard Polonitza is a citizen of the United States of America.

Mrs. Greta Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Greta Polonitza is a retired teacher. Greta Polonitza is the wife of Richard Polonitza, and the mother of David Polonitza. Greta Polonitza is a citizen of the United States of America.

Mr. Sidd Pagidipati’s current address is 3507 Bayshore Boulevard, Unit 1201, Tampa, FL 33629, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. The principal occupation of Sidd Pagidipati is COO of BusinessChamber.com. Sidd Pagidipati is the son of Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati, and is the brother of Rahul Pagidipati.  Sidd Pagidipati is a citizen of the United States.

The principal business address of Pagidipati Family Limited Partnership is 2955 SE 3rd Court, Ocala, FL 34471.  The principal business of Pagidipati Family LP is purchasing, holding and selling securities for investment purposes.

Dr. Devaiah Pagidipati’s current address is 1321 SW 42nd St, Ocala, FL 34471, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. Dr. Devaiah Pagidipati is a retired pediatric anesthesiologist.  Dr. Devaiah Pagidipati is a permanent resident of the United States of America and a citizen of India.

Dr. Rudrama Pagidipati’s current address is 1321 SW 42nd St, Ocala, FL 34471, and current business address is 2955 SE 3rd Court, Ocala, FL 34471. Dr. Rudrama Pagidipati is a clinical pathologist.  Dr. Rudrama Pagidipati is a citizen of the United States of America.

Mr. Sanjeev Parsad’s current address is #21 – 355 Duthie Avenue, Burnaby, British Columbia, Canada V5A-2P3, and current business address is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.   Sanjeev Parsad is Managing Partner of MPIC Fund I & MPIC Canadian LP, and Chairman  & President of CMC, CMC US & CMM.  Sanjeev Parsad is a citizen of Canada.

Mr. G. Andrew Cooke’s current address is Apt. B – 3110 9th Road N, Arlington, VA 22201, and current business address is Apt. B – 3110 9th Road N, Arlington, VA 22201.   Andrew Cooke is Treasurer of Lumbermens Mutual Casualty Company.  Andrew Cooke is a director of MPIC Fund I.  Andrew Cooke is a citizen of the United States of America.

The principal business address of CMC is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMC is serving as the holding company for CMC US and CMM.

The principal business address of CMC US is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMC US is serving as the general partner for MPIC Fund I.

The principal business address of CMM is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMM is serving as the general partner for MPIC Canadian LP.

The principal business address of MPIC Fund I is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of MPIC Fund I is purchasing, holding and selling securities for investment purposes.

The principal business address of MPIC Canadian LP is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of MPIC Canadian LP is purchasing, holding and selling securities for investment purposes.

As of the date hereof, each of the participants in this solicitation, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the 1934 Act, are deemed to beneficially own an aggregate of 477,871 shares of Common Stock of the Company, consisting of the following:  (1) 127,975 shares held directly by David Polonitza, (2) 3,000 shares held directly by Rahul Pagidipati, (3) 143,709 shares held directly by the Pagidipati Family, LP, (4) 11,800 shares held directly by Devaiah and Rudrama Pagidipati, (5) 71,395 shares held directly by Kirk Anderson, (6) 6,000 shares held directly by Paul W. Kim, (7) 8,152 shares held directly by Richard and Greta Polonitza, (8) 80,000 shares held in accounts managed by MPIC FUND I, LP,  (11) 14,380 shares held in accounts managed by MPIC CANADIAN, LP, (12) 11,460 shares held directly by G. Andrew Cooke. By virtue of the relationships among the participants discussed above and the formation by them of a Section 13(d) group, all the participants, individually, are deemed to beneficially own the 477,871 Shares owned in the aggregate by the Committee.  Each of the participants disclaims beneficial ownership of such Shares except to the extent of his/its pecuniary interest therein.  For information regarding purchases and sales of securities of the Company during the past two years by the members of the Committee, see Annex A.

Annex A lists certain information regarding the Committee to Enhance ITEX including business addresses, ownership of the Common Stock of ITEX and transactions in the Common Stock during the past two years.  As of the Record Date, the Committee beneficially owned an aggregate of 477,871 shares of the Common Stock, representing approximately 13.2% of the Company’s Common Stock outstanding as of the record date for the 2010 Annual Meeting, October 19, 2010. The participants, however, change or alter their respective investment strategies at any time to increase or decrease their holdings in the Company.

The Committee to Enhance ITEX reviews its investment in ITEX on a continuing basis.  Depending upon overall market conditions, the Company’s business, affairs and financial position, the price level of the Common Stock, as well as other various factors, The Committee to Enhance ITEX may take such actions with respect to its investment in ITEX as it deems appropriate in light of the circumstances existing from time to time.  To date, these actions have included engaging in on-going discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties concerning the business and future plans of ITEX generally, and with regard to strategies and actions that The Committee to Enhance ITEX believes will encourage management and the Board of Directors to maximize shareholder value as well as enhance ITEX’s business, governance, and oversight.

The Committee to Enhance ITEX ’s actions may also include, without limitation, purchasing additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

The Committee to Enhance ITEX has not, during the last 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as set forth herein or in Annex A, neither The Committee to Enhance ITEX has not within the past year been, a party to any contract, arrangement or understanding with any person with respect to any securities of ITEX including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

There are no material proceedings to which the Committee or any associate of the Committees has been party to which is adverse to ITEX or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Except as described herein, neither The Committee to Enhance ITEX nor any of its respective associates have any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of ITEX.

Except as described herein, in Annex A or The Committee to Enhance ITEX ’s Schedule 13D filed with the SEC, as amended, neither The Committee to Enhance ITEX , nor  any of its respective associates: (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of ITEX’s last fiscal, or in any currently proposed transaction to which ITEX or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (ii) has been indebted to ITEX or any of its subsidiaries; (iii) has borrowed any funds for the purpose of acquiring or holding any securities of ITEX, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of ITEX, any future employment by ITEX or its affiliates, or any future transaction to which ITEX or any of its affiliates will or may be a party; or (iv) is the beneficial or record owner of any securities of ITEX or any parent or subsidiary thereof.

The Committee to Enhance ITEX has not paid any compensation to Messrs. Jones, Mohan, or Pagidipati as a result of their becoming Nominees of The Committee to Enhance ITEX at the Annual Meeting.  There are no other arrangements or understandings with Messrs. Jones, Mohan, or Pagidipati, other than as set forth herein and in The Committee to Enhance ITEX’s Schedule 13D filed with the SEC, as amended.

OTHER MATTERS

The Committee has omitted from this proxy statement certain disclosures required by applicable law that will be contained in ITEX’s proxy statement. These disclosures include, among other things, (1) the security ownership of management and beneficial owners of more than 5% of the Common Stock (see "Beneficial Ownership of Our Common Stock" in ITEX’s proxy statement); (2) the committees of ITEX’s Board, including the nominating, compensation and audit committees (and information about audit committee financial experts) (see "Committees of Our Board" in ITEX’s proxy statement"); (3) the meetings of ITEX’s Board and all committees thereof; (4) the background of the nominees of ITEX’s Board (see "Corporate Governance" in ITEX’s proxy statement); (5) the compensation and remuneration paid and payable to ITEX’s directors and management (see "Executive Compensation" in ITEX’s proxy statement); (6) the attendance of members of ITEX’s Board at the Annual Meeting (see "Corporate Governance" in ITEX’s proxy statement); (7) ITEX’s policies and procedures for the review, approval or ratification of transactions with related persons (see "Transactions with Related Persons" in ITEX’s proxy statement); (8) ITEX’s director nomination process (see "Vote Required for Approval" in ITEX’s proxy statement); (9) the independence of ITEX’s directors (see "Corporate Governance" in ITEX’s proxy statement); and (10) shareholder communication with ITEX’s Board.  The Committee does not make any representation as to the accuracy or completeness of the information contained in ITEX’s proxy statement.

ADDITIONAL INFORMATION

This Proxy Statement includes quotations from previously published material contained in periodicals and analysts reports, the source of which, including the name of the author and publication and the date of publication, has been cited when used.  We did not seek the consent of the author or publication to the use of any such material as proxy soliciting material, and such material should not be viewed as indicating the support of such third party for the views expressed in this Proxy Statement.  We have not directly or indirectly paid or proposed to make any payments or give any other consideration in connection with the preparation, publication or republication of any such material.

Certain of the information contained in this Proxy Statement is based on publicly available information filed by ITEX and other peer institutions with the SEC.   The Committee does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete.

Some of the statements in this Proxy Statement may constitute "forward-looking statements," which for this purpose include all statements that are not of historical facts.  The actual future financial performance of ITEX could differ materially from those anticipated by these forward-looking statements.

The Committee to Enhance ITEX is not aware of any other substantive matters to be considered at the Annual Meeting.  However, if any other matter should properly come before the Annual Meeting, The Committee to Enhance ITEX will vote all proxies held by it in accordance with their best judgment, consistent with federal proxy rules.

YOUR VOTE IS IMPORTANT

1.

Your proxy is important no matter how many shares of Common Stock you own.  Be sure to vote on the GOLD proxy card.  The Committee to Enhance ITEX urges you NOT to sign any proxy card which is sent to you by ITEX or any other party.

2.

If you have already submitted a proxy card to ITEX for the Annual Meeting, you may change your vote to a vote "FOR" the election of the Nominees and "Against" ITEX’s slate by signing, dating and returning the enclosed GOLD proxy card, which must be dated after any proxy card you may previously have submitted to ITEX.  Only your latest dated proxy card for the Annual Meeting will count at the Annual Meeting.

3.

If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD proxy card "FOR" election of the Nominees.

4.

If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one GOLD proxy card.  We encourage you to vote each GOLD proxy card that you receive.

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MESSRS. JONES, MOHAN AND PAGIDIPATI BY SIGNING, DATING, AND MAILING THE GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO ITEX’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED GOLD PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

PLEASE CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact InvestorCom, Inc., Inc., proxy solicitors for The Committee to Enhance ITEX, at the following address and telephone number:

65 Locust Avenue, Third Floor,

New Canaan, CT 06840

Banks and Brokers call collect (203) 972-9300

Shareholders call toll free (877) 972-0090

enhanceitex@investor-com.com

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  PLEASE SIGN AND DATE YOUR GOLD PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

ANNEX A

INFORMATION ABOUT THE "PARTICIPANTS IN THE SOLICITATION"

Under applicable SEC regulations, The Committee to Enhance ITEX and the Nominees are participants in their solicitation of proxies from the Company’s shareholders to vote in favor of the election of the Nominees to the Company’s Board.

The Participants in the proxy solicitation are David Polonitza, Wayne P. Jones, Sidd Pagidipati, Rahul Pagidipati, Sanjeev Parsad, Alnesh Mohan, Pagidipati Family, LP, MPIC Fund I, LP, MPIC Canadian LP, Corner Market Capital, Inc., Corner Market Capital, U.S., Inc., Corner Market Capital Corp., Richard Polonitza, Greta Polonitza, G. Andrew Cooke, Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati, Kirk Anderson, and Paul W. Kim (collectively, the “Participants”).

 Background of the Nominees

The following is the business address and, where applicable, the principal occupation or employment of each of the Nominees:

Nominees:

Dr. Wayne P. Jones 555 South Floyd Street Louisville, KY 40202

University of Louisville - Professor (1998-present)

The University Group, LTD - Chief Executive Officer (1998-present)

Tumbleweed Restaurants, Inc. - Founding Partner/Vice President Marketing & Development (1997-2000)

International Pizza Hut Franchisee Association - CEO & Executive Director (1993-1997)

Marcus Inc. – Restaurant Division President (1998-1991)

Chi-Chi’s Inc. - Senior Vice President, Marketing & Development (1984-1988)

General Mills, Inc. – Division Vice President (1983-1984)

Arby’s Inc. – Senior Vice President of Operations (1979-1982)

Kentucky Fried Chicken – Director Food Operations, Canada and Mexico (1969-1979)

H.J. Heinz – Brand Manager (1965-1969)

Alnesh Mohan 1140 West Pender Street Vancouver, BC V6E-4G1

Quantum Advisory Partners LLP, a business advisory firm - Partner (2005-present)

Hudson Resources Inc. – Chief Financial Officer (2010 – present)

Corner Market Capital Corporation – Chief Executive Officer (2006-present)

KPMG – Tax Manager – (2001-2005)

Sidd Pagidipati 2955 SE 3rd Court Ocala, FL 34471

Freedom Health Inc. – Co-Founder, Chief Operating Officer (2004-2008), and Chief Executive Officer (2008-2009)

BusinessChamber.com - Chief Executive Officer (2009-present)

Merrill Lynch – Investment Banker (1998)

Donaldson, Lufkin & Jenrette - Investment Banker (1998-1999)

Within the past ten years:

(i)           None of the participants has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses); found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law; or been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law;

(ii)           No petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of any of the participants or (a) any partnership in which a participant was a general partner, or (b) any corporation of which a participant was an executive officer, in either case at or within two years before the time of such filing.

(iii)           None of the participants has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(iv)           None of the participants has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (a) of the immediately preceding paragraph or the right to be associated with persons engaged in any such activity;

(v)           None of the participants has been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c)any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; and

(vi)          None of the participants has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its member or persons associated with a member.

Transactions in Company Securities

Information relating to any transactions in shares of the Common Stock by members of The Committee to Enhance ITEX during the past two years is reflected in the table below.  Dr. Wayne P. Jones, Sidd Pagidipati, Corner Market Capital Management, Inc., Corner Market Capital U.S., Inc., Corner Market Capital Corp., Sanjeev Parsad, Alnesh Mohan, and Paul W. Kim have not engaged in any transactions in shares of the Common Stock during the past two years.

Party	Date of Purchase/Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
David Polonitza	11/11/2008	750	Buy	$2.75
	11/12/2008	680	Buy	$2.75
	11/13/2008	360	Buy	$2.75
	11/17/2008	1900	Buy	$2.50
	11/21/2008	400	Buy	$2.20
	2/17/2009	500	Buy	$2.25
	2/18/2009	733	Buy	$2.20
	2/18/2009	1900	Buy	$2.45
	2/19/2009	4820	Buy	$2.45
	2/20/2009	100	Buy	$2.40
	2/23/2009	4577	Buy	$2.45
	8/18/2009	220	Buy	$3.40
	2/10/2010	220	Buy	$3.80
	2/17/2010	300	Buy	$3.60
	3/19/2010	200	Buy	$4.05
	4/19/2010	130	Buy	$4.50
	6/17/2010	215	Buy	$4.60
	6/30/2010	350	Buy	$4.40
	9/24/2010	340	Buy	$4.76

Kirk Anderson	2/23/2009	2620	Buy	$2.45
	3/03/2009	3000	Buy	$2.45
	3/09/2009	1000	Buy	$2.50
	4/19/2010	260	Buy	$4.50
	6/30/2010	375	Buy	$4.40

Richard and Greta Polonitza Jt Ten	2/23/2009	520	Buy	$2.45
	2/17/2010	220	Buy	$3.62

Rahul Pagidipati	09/15/2009	600	Buy	$3.40

Pagidipati Family, LP	04/28/2009	1000	Buy	$2.90
	04/29/2009	600	Buy	$2.90
	05/04/2009	5000	Buy	$2.95
	05/05/2009	1880	Buy	$3.00
	05/06/2009	60	Buy	$2.85
	05/06/2009	1000	Buy	$2.95
	05/06/2009	1000	Buy	$3.00
	05/07/2009	2000	Buy	$2.95
	05/08/2009	500	Buy	$2.95
	05/11/2009	500	Buy	$2.95
	05/11/2009	2000	Buy	$3.00
	05/12/2009	5080	Buy	$3.00
	05/14/2009	600	Buy	$3.20
	05/14/2009	3000	Buy	$3.10
	05/15/2009	500	Buy	$3.00
	05/20/2009	1320	Buy	$3.20
	05/21/2009	520	Buy	$3.10
	05/22/2009	500	Buy	$3.20
	05/26/2009	500	Buy	$3.10
	05/27/2009	500	Buy	$3.10
	05/28/2009	500	Buy	$3.25
	06/01/2009	2000	Buy	$3.40
	06/02/2009	400	Buy	$3.50
	06/02/2009	600	Buy	$3.10
	06/08/2009	1000	Buy	$3.25
	06/12/2009	520	Buy	$3.40
	06/12/2009	80	Buy	$3.50
	06/15/2009	500	Buy	$3.40
	06/18/2009	500	Buy	$3.60
	06/18/2009	600	Buy	$3.50
	06/18/2009	1300	Buy	$3.30
	06/22/2009	500	Buy	$3.10
	06/22/2009	1000	Buy	$2.95
	06/22/2009	500	Buy	$3.00
	06/22/2009	100	Buy	$3.25
	06/23/2009	3000	Buy	$3.30
	06/24/2009	1000	Buy	$3.25
	06/26/2009	500	Buy	$3.15
	06/26/2009	1500	Buy	$3.15
	06/26/2009	1000	Buy	$3.00
	06/26/2009	500	Buy	$3.15
	06/26/2009	400	Buy	$3.00
	07/01/2009	1500	Buy	$3.30
	07/02/2009	600	Buy	$3.25
	07/06/2009	1400	Buy	$3.00
	07/07/2009	1300	Buy	$3.15
	07/07/2009	1000	Buy	$3.00
	07/07/2009	1480	Buy	$3.30
	07/07/2009	200	Buy	$3.25
	07/13/2009	1200	Buy	$3.00
	07/13/2009	500	Buy	$3.15
	07/15/2009	1700	Buy	$3.00
	07/15/2009	500	Buy	$3.15
	07/17/2009	1000	Buy	$2.85
	07/20/2009	500	Buy	$3.25
	07/20/2009	2000	Buy	$3.30
	07/23/2009	2000	Buy	$3.30
	07/27/2009	600	Buy	$3.10
	07/28/2009	1000	Buy	$3.25
	07/28/2009	1000	Buy	$3.40
	07/28/2009	200	Buy	$3.50
	08/04/2009	735	Buy	$3.40
	08/04/2009	2000	Buy	$3.60
	08/05/2009	600	Buy	$3.50
	08/07/2009	32	Buy	$3.30
	08/10/2009	1100	Buy	$3.60
	08/11/2009	500	Buy	$3.65
	08/12/2009	1200	Buy	$3.65
	08/12/2009	3400	Buy	$3.60
	08/12/2009	1000	Buy	$3.45
	08/13/2009	600	Buy	$3.35
	08/13/2009	500	Buy	$3.50
	08/13/2009	1000	Buy	$3.45
	08/17/2009	1000	Buy	$3.35
	08/17/2009	5800	Buy	$3.50
	08/17/2009	160	Buy	$3.30
	08/18/2009	2000	Buy	$3.40
	08/18/2009	600	Buy	$3.50
	08/19/2009	2600	Buy	$3.60
	08/19/2009	1800	Buy	$3.65
	08/20/2009	1000	Buy	$3.60
	08/21/2009	1600	Buy	$3.60
	08/21/2009	600	Buy	$3.50
	08/25/2009	200	Buy	$3.50
	08/28/2009	500	Buy	$3.25
	08/31/2009	140	Buy	$3.30
	09/01/2009	2000	Buy	$3.25
	09/01/2009	538	Buy	$3.15
	09/02/2009	462	Buy	$3.15
	09/02/2009	2000	Buy	$3.00
	09/02/2009	600	Buy	$3.15
	09/03/2009	600	Buy	$3.10
	09/03/2009	2300	Buy	$2.97
	09/03/2009	500	Buy	$3.05
	09/03/2009	80	Buy	$2.90
	09/04/2009	2000	Buy	$2.90
	09/08/2009	4200	Buy	$3.00
	09/08/2009	1100	Buy	$3.05
	09/08/2009	500	Buy	$3.25
	09/08/2009	300	Buy	$3.00
	09/09/2009	3029	Buy	$3.20
	09/10/2009	1000	Buy	$3.10
	09/11/2009	500	Buy	$3.10
	03/11/2010	5000	Buy	$4.15
	03/25/2010	2000	Buy	$4.05
	04/20/2010	500	Buy	$4.25
	04/21/2010	2000	Buy	$4.25
	04/23/2010	3728	Buy	$4.15
	04/26/2010	6000	Buy	$4.15
	06/09/2010	2000	Buy	$4.50
	07/07/2010	340	Buy	$4.15
	09/16/2010	500	Buy	$4.69
	10/08/2010	500	Buy	$4.75
	10/18/2010	1930	Buy	$4.80
	10/27/2010	230	Buy	$4.78
	10/28/2010	770	Buy	$4.78

Drs. Devaiah and Rudrama Pagidipati	08/20/2009	800	Buy	$3.60
	09/02/2009	1200	Buy	$3.17
	09/14/2009	600	Buy	$3.25
	09/14/2009	1000	Buy	$3.25
	09/14/2009	600	Buy	$3.25
	09/15/2009	800	Buy	$3.40
	09/16/2009	20	Buy	$3.15
	09/17/2009	1000	Buy	$3.45
	09/17/2009	780	Buy	$3.40
	09/17/2009	1000	Buy	$3.40
	05/03/2010	3000	Buy	$4.35

MPIC Fund I, LP	08/13/2008	610	Buy	$3.15
	08/25/2008	1500	Buy	$4.40
	08/25/2008	500	Buy	$4.41
	08/25/2008	500	Buy	$4.40
	08/26/2008	2000	Buy	$4.40
	09/02/2008	445	Buy	$4.11
	09/03/2008	2600	Buy	$4.10
	09/05/2008	5101	Buy	$4.08
	09/08/2008	1500	Buy	$4.10
	09/09/2008	3500	Buy	$4.15
	09/10/2008	5500	Buy	$4.05
	09/11/2008	2000	Buy	$4.05
	09/12/2008	3000	Buy	$4.02
	09/15/2008	2500	Buy	$3.94
	09/16/2008	400	Buy	$3.89
	09/17/2008	2000	Buy	$3.70
	09/30/2008	1500	Buy	$3.60
	10/06/2008	6000	Buy	$3.44
	10/07/2008	500	Buy	$3.11
	10/13/2008	1000	Buy	$3.06
	10/15/2008	500	Buy	$2.71
	10/16/2008	4000	Buy	$2.49
	10/30/2008	1500	Buy	$2.25
	10/31/2008	2000	Buy	$2.74
	11/03/2008	1000	Buy	$2.73
	11/28/2008	1500	Buy	$2.30
	11/28/2008	500	Buy	$2.76
	12/17/2008	3000	Buy	$2.30
	12/18/2008	2000	Buy	$2.30
	12/22/2008	2000	Buy	$2.35
	12/30/2008	1000	Buy	$2.16
	12/31/2008	3344	Buy	$2.20
	01/16/2009	1000	Buy	$2.46
	01/30/2009	1000	Buy	$2.36
	04/02/2009	3000	Buy	$3.10
	09/11/2009	3000	Buy	$3.25
	09/14/2009	4500	Buy	$3.35
	09/14/2009	1000	Buy	$3.26
	09/15/2009	1500	Buy	$3.55

MPIC Canadian LP	09/12/2008	600	Buy	$3.95
	09/15/2008	400	Buy	$3.95
	09/16/2008	1000	Buy	$3.95
	09/22/2008	2000	Buy	$3.70
	02/05/2010	100	Buy	$3.65
	02/08/2010	3837	Buy	$3.65
	02/11/2010	3563	Buy	$3.63
	02/12/2010	1850	Buy	$3.55
	02/18/2010	930	Buy	$3.51
	03/01/2010	100	Buy	$3.51

G. Andrew Cooke	09/11/2009	5000	Buy	$3.11
	09/11/2009	3000	Buy	$3.16
	09/14/2009	1000	Buy	$3.15
	09/14/2009	4500	Buy	$3.25
	09/15/2009	1500	Buy	$3.45
	02/24/2010	2000	Buy	$3.60
	02/25/2010	900	Buy	$3.60
	03/02/2010	560	Buy	$3.55

Arrangements, Interests and Transactions

No participant in the solicitation by The Committee to Enhance ITEX is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.  The Committee to Enhance ITEX has agreed, however, to pay the expenses of the solicitation and, as discussed under "Solicitation of Proxies; Expenses," expects to seek reimbursement from the Company upon completion of the solicitation.

ITEX CORPORATION

COMMON STOCK PROXY

PRELIMINARY COPY SUBJECT TO COMPLETION

2010 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

PAGIDIPATI FAMILY, LP

MPIC FUND I, LP

MPIC CANADIAN LP

CORNER MARKET CAPITAL MANAGEMENT, INC.

CORNER MARKET CAPITAL U.S., INC.

CORNER MARKET CAPITAL CORP.

SANJEEV PARSAD

ALNESH MOHAN

DAVID POLONITZA
RAHUL PAGIDIPATI

SIDD PAGIDIPATI

WAYNE P. JONES

RICHARD POLONITZA

GRETA POLONITZA

G. ANDREW COOKE

DR. DEVAIAH PAGIDIPATI

DR. RUDRAMA PAGIDIPATI

KIRK ANDERSON

PAUL W. KIM

IN OPPOSITION TO THE BOARD OF DIRECTORS

OF

ITEX CORPORATION

____________________________

THIS PROXY IS SOLICITED ON BEHALF OF THE COMMITTEE TO ENHANCE ITEX

THE BOARD OF DIRECTORS OF ITEX CORPORATION

IS NOT SOLICITING THIS PROXY

PROXY

The undersigned appoints [_____] and [_____], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of ITEX Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2010 Annual Meeting of Stockholders of the Company scheduled to be held at the Embassy Suites, 3225 158th Avenue S.E., Bellevue, WA  98008 on Friday, December 10, 2010, beginning at 10:00 a.m. local time, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to The Committee to Enhance ITEX  a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE COMMITTEE RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL NO. 1 AND “FOR” PROPOSAL NO. 2

1.	APPROVAL OF THE COMMITTEE’S PROPOSAL TO ELECT DIRECTORS:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees:	Dr. Wayne P. Jones Alnesh Mohan Sidd Pagidipati	[ ]	[ ]	[ ]

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee of the Committee to Enhance ITEX, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares will be voted for the remaining Committee to Enhance ITEX nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

________________________________________________________________________

2.	APPROVAL OF THE COMPANY’S PROPOSAL TO RATIFY THE SELECTION OF EHRHARDT KEEFE STEINER & HOTTMAN PC AS THE COMPANY’S REGISTERED PUBLIC ACCOUNTING FIRM:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.